Exhibit 99.1

Indivior PLC (the "Company")

Indivior's primary listing now on the Nasdaq Stock Market

June 27, 2024

The Company announces that its primary listing is now on the Nasdaq Stock Market ("Nasdaq"). This follows the transfer of the Company's listing category on the Official List of the U.K. Financial Conduct Authority from "Premium Listing (commercial company)" to "Standard Listing (shares)" as of 08.00 a.m. U.K. / 03.00 a.m. ET today. The Company's shares remain eligible for and continue to trade on the Main Market of the London Stock Exchange ("LSE") as a Standard Listing segment issuer.

On February 22, 2024, the Board announced its intention to consult with shareholders about the proposed relocation of the Company's primary listing from the U.K. to the U.S. Having completed the consultation, the Board announced on April 25, 2024 that, following careful consideration of the feedback received, it had decided to seek the approval of shareholders for the proposed transfer of its primary listing. On May 23, 2024, shareholders passed the special resolution to transfer the Company's listing category from a Premium Listing to a Standard Listing on the LSE, which has taken effect today. With immediate effect therefore, the Company's primary listing is on Nasdaq.

Graham Hetherington, Chair, said:

"We are pleased to achieve this key milestone for Indivior. A U.S. primary listing on Nasdaq best reflects the profile of Indivior's business, which is focused on growing its leadership position in the U.S. addiction treatment market. We appreciate the strong support received from shareholders for this initiative and look forward to capitalizing on the expected benefits of this move, including greater investor awareness of Indivior's leadership position in addiction treatment and its opportunities for continued strong growth."

Key Contacts:
Jason Thompson
VP, Investor Relations
+1 804-402-7123 or jason.thompson@indivior.com

Tim Owens
Director, Investor Relations
+1 804-263-3978 or timothy.owens@indivior.com

Kathryn Hudson
Company Secretary
+44 (0)1753 423940 or kathryn.hudson@indivior.com

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

About Indivior

Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs over 1,100 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/ company/indivior.

Important Cautionary Note Regarding Forward Looking Statements

This presentation contains certain statements that are forward-looking. Forward-looking statements include, among other things, statements regarding future growth, the expected benefits of a U.S. primary listing, and other statements containing the words "believe," "anticipate," "plan," "expect," "intend," "estimate," "forecast," "strategy," "target," "guidance," "outlook," "potential," "project," "priority," "may," "will," "should," "would," "could," "can," "outlook," "guidance," the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Actual results may differ materially from those expressed or implied in such statements. Various factors may cause differences between Indivior's expectations and actual results, including, among others, the risks associated with the relocation of our primary listing to the US and any volatility in our share price and shareholder base in connection therewith; weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control, including any macroeconomic or other consequences of the current armed conflicts; our ability or inability to execute our strategic priorities; and the risks set forth in our annual report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2024, under the heading "Risk Factors."

Forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.